NEWS RELEASE

MEDIA ALERT: NO INTERVIEWS OR FURTHER COMMENTS WILL BE MADE AT THIS TIME.

Media Contact:	Sandy Peddicord
EMC Communications Manager-Public Relations
sandy.f.peddicord@emcins.com
515-345-2008
Investor Relations:	Steve Walsh EMCI Director of Investor Relations
EMCI Director of Investor Relations
steve.t.walsh@emcins.com
515-345-2515

EMPLOYERS MUTUAL CASUALTY COMPANY CLARIFIES ITS NON-BINDING PROPOSAL TO ACQUIRE ALL SHARES OF EMC INSURANCE GROUP INC.

DES MOINES, Iowa February 1, 2019 (GLOBENEWSWIRE) — Employers Mutual Casualty Company (EMCC), in response to inquiries and industry reports, seeks to clarify its non-binding indicative proposal dated November 15, 2018 (the "Proposal") to EMC Insurance Group Inc. (EMCI) to purchase all of the outstanding shares of EMCI common stock not already owned by EMCC for $30 per share in cash.  EMCC currently owns approximately 55% of the outstanding shares of EMCI's common stock.

In the Proposal to EMCI, EMCC indicated that it was willing to engage in an open discussion with EMCI's special committee on any alternative transaction structures or alternative transactions so desired by the special committee.  In response to inquiries and industry reports, EMCC now believes it is important to clarify that this statement was intended only to convey EMCC's willingness to consider an alternative transaction for it to acquire all of the outstanding shares of EMCI common stock not already owned by EMCC.  This statement was not intended to convey that EMCC was willing to consider an alternative transaction brought by EMCI's special committee or any other party that involves the merger of EMCC with or into a third party.  EMCC is not willing to consider any such proposal.  EMCC has been operating as an independent mutual insurance company for 108 years.  EMCC is a financially strong insurance company with an A.M. Best financial strength rating of A (Excellent), and is currently one of the top 50 insurance organizations in the country based on net written premiums.  EMCC intends to continue operating as an independent mutual insurance company, which it believes is in the best interests of its policyholders.

EMCC continues to believe that the proposed transaction is in the best interest of EMCI's public shareholders. Given the relative limited market trading volume and illiquidity of EMCI's stock, EMCC believes the transaction will provide EMCI's public shareholders with immediate and complete liquidity at a significant premium to EMCI's per share price prior to the public announcement of the Proposal. This price represents an approximately 25% premium to the $23.99 closing market price of EMCI's common stock on the Nasdaq Global Select Market as of November 15, 2018, the last trading day prior to the public announcement of EMCC's Proposal and an almost 13% premium to the $26.63 book value per share of EMCI as of September 30, 2018.

Additional Information and Where to Find It
An agreement in respect of the proposed transaction described in this press release has not yet been executed, and this press release is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the SEC. EMCI shareholders and other interested parties are urged to read these materials if and when they become available because they will contain important information. EMCI shareholders will be able to obtain such documents (when available) free of charge on the SEC's website, www.sec.gov.

Forward-Looking Statement
This press release contains statements regarding the proposed transaction that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws and EMCC may make related oral, forward-looking statements on or following the date hereof. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by EMCC and include the possibility that discussions with the special committee of the EMCI board of directors may not be successful and the possibility that the proposed transaction may not be entered into or completed on the terms described in this press release or at all, including as a result of changes in the business or prospects of EMCI. Any forward-looking statements in this press release are made only as of the date of this press release. EMCC does not assume any obligation to publicly update any forward-looking statements except as required by law. No information contained on any website referenced in this press release is incorporated by reference herein.

About Employers Mutual Casualty Company
Employers Mutual Casualty Company is one of the top 50 insurance organizations in the country based on net written premiums. EMCC was organized in 1911 to write workers' compensation protection in Iowa. Today, operating under the trade name EMC Insurance Companies, EMCC and its subsidiaries provide property and casualty insurance products and services throughout the United States, and EMCC writes reinsurance contracts worldwide. EMCC is licensed in all 50 states and the District of Columbia. For more information, visit www.emcins.com.

About EMC Insurance Group Inc.
EMC Insurance Group Inc. is a publicly held insurance holding company, which was formed in 1974 and became publicly held in 1982. Its common stock trades on the Global Select Market tier of the Nasdaq Stock Market under the symbol EMCI. EMCI's parent company is EMCC. Additional information regarding EMCI may be found at investors.emcins.com.

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